SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Accelerate Diagnostics, Inc.

(Name of Issuer)

Common Stock, $0.001 per share par value

(Title of Class of Securities)

00430H 102

(CUSIP Number)

Jack W. Schuler c/o Accelerate Diagnostics, Inc. 3950 South Country Club, Suite 470 Tucson, Arizona 85714
(520) 365-3100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 9, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00430H 102
1	Names of Reporting Persons. Jack W. Schuler
2	Check the Appropriate Box if a Member of a Group		(a) ☐
			(b) ☐
3	SEC Use Only
4	Source of Funds		PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6	Citizenship or Place of Organization		USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power	13,417,210
	8	Shared Voting Power	689,355
	9	Sole Dispositive Power	13,417,210
	10	Shared Dispositive Power	689,355
11	Aggregate Amount Beneficially Owned by Each Reporting Person		14,106,565
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares		☐
13	Percent of Class Represented by Amount in Row (11)		27.5%
14	Type of Reporting Person		IN

CUSIP No. 00430H 102

This Amendment No. 6 amends and supplements that certain Statement on Schedule 13D filed on May 3, 2012 by Abeja Ventures, LLC (“Abeja”), as amended by that certain Amendment No. 1 filed on July 9, 2012 by Abeja, Jack W. Schuler (“Mr. Schuler”), John Patience and Lawrence Mehren, as amended by that certain Amendment No. 1 filed on March 20, 2013 by Mr. Schuler, as amended by that certain Amendment No. 2 filed on July 10, 2013 by Mr. Schuler, as amended by that certain Amendment No. 3 filed on March 19, 2014 by Mr. Schuler, as amended by that certain Amendment No. 4 filed on May 28, 2014 by Mr. Schuler, as amended by that certain Amendment No. 5 filed on December 29, 2015 by Mr. Schuler (collectively, the “Schedule 13D”), with respect to the common stock, $0.001 per share par value (the “Common Stock”), of Accelerate Diagnostics, Inc., a Delaware corporation formerly known as Accelr8 Technology Corporation (the “Company”).

Capitalized terms used herein and not otherwise defined in this Amendment No. 6 shall have the meanings set forth in the Schedule 13D. Except as specifically set forth herein, the Schedule 13D remains unmodified.

Item 5. Interest in Securities of Issuer

Items 5(a) and 5(c) of the Schedule 13D are amended and restated as follows:

(a) Based on information provided by the Company to Mr. Schuler, the percentage of shares owned is based upon 51,199,017 shares of Common Stock issued and outstanding as of February 23, 2016. Mr. Schuler beneficially owns 14,106,565 shares of Common Stock, representing 27.5% of the issued and outstanding Common Stock. The shares beneficially owned by Mr. Schuler include 689,355 shares held by Schuler Grandchildren LLC (Mr. Schuler has sole voting and dispositive power with respect to such shares in his capacity as manager of the entity); 689,355 shares held by Schuler GC 2010 Continuation Trust (Mr. Schuler has shared voting and dispositive power with respect to such shares in his capacity as the grantor of the trust); 12,025,377 shares held by the Jack W. Schuler Living Trust (Mr. Schuler has sole and dispositive power with respect to such shares in his capacity as trustee of the trust); 635,722 shares held by the Schuler Family Foundation (Mr. Schuler has sole voting and dispositive power with respect to such shares in his capacity as President of the entity); and 66,756 shares issuable to Mr. Schuler individually in respect of stock options exercisable within 60 days of the date of this filing. Mr. Schuler disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein, and the inclusion of these shares in this report shall not be deemed an admission of beneficial ownership of all of the reported shares for purposes of Section 16 or for any other purpose.

(c) Within the past 60 days, Mr. Schuler (through the Jack W. Schuler Living Trust) has effected the following transactions in the Common Stock:

i.	on February 19, 2016, Mr. Schuler entered into an agreement with Larry Feinberg pursuant to which Mr. Schuler agreed to write standardized put options for 900,000 shares of Common Stock with an exercise price of $10.00 per share and an expiration date of May 20, 2016, at a premium of $1.00 per share.

ii.	on February 9, 2016, the Jack W. Schuler Living Trust purchased 76,790 shares of Common Stock at a price per share of $10.63 on the open market.

iii.	on February 9, 2016, the Jack W. Schuler Living Trust purchased 600,000 shares of Common Stock at a price per share of $11.86 on the open market.

iv.	on February 8, 2016, the Jack W. Schuler Living Trust purchased 20,000 shares of Common Stock at a price per share of $12.32 on the open market.

CUSIP No. 00430H 102

v.	on February 5, 2016, the Jack W. Schuler Living Trust purchased 7,308 shares of Common Stock at a price per share of $12.65 on the open market.

vi.	on February 4, 2016, the Jack W. Schuler Living Trust purchased 10,000 shares of Common Stock at a price per share of $12.98 on the open market.

vii.	on February 3, 2016, the Jack W. Schuler Living Trust purchased 50,100 shares of Common Stock at a price per share of $13.09 on the open market.

viii.	on February 2, 2016, the Jack W. Schuler Living Trust purchased 20,000 shares of Common Stock at a price per share of $13.46 on the open market.

ix.	on January 21, 2016, the Jack W. Schuler Living Trust purchased 10,000 shares of Common Stock at a price per share of $15.2 on the open market.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of Schedule 13D is amended and supplemented by adding the following information:

On February 19, 2016, Mr. Schuler entered into an agreement with Larry Feinberg pursuant to which Mr. Schuler agreed to write standardized put options for 900,000 shares of Common Stock with an exercise price of $10.00 per share and an expiration date of May 20, 2016, at a premium of $1.00 per share.

CUSIP No. 00430H 102

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: February 25, 2016	By:	/s/ Jack W. Schuler
Jack W. Schuler